UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Convertible Loan Agreement dated April 16, 2024

On April 16, 2024, EUDA Health Holdings Limited (“EUDA” and the “Company”) and Affluence Resource Pte. Ltd., a Singapore company (“Affluence”) entered into a convertible loan agreement (the “Convertible Loan Agreement”) pursuant to which Affluence has agreed to lend to the Company a convertible loan in the principal amount of $1,000,000 to be paid in two (2) tranches of $500,000 each by April 18, 2024 and May 15, 2024 (the “Convertible Loan”). The Convertible Loan shall bear interest of 12% per annum from the date it is remitted to April 30, 2025 (the “Maturity Date”) or the date when the Affluence sends the Company a written notice to convert any unpaid principal amount of the Convertible Loan with accrued interests (the “Outstanding Sum”) into ordinary shares of the Company (the “Conversion Notice”), whichever is earlier. Anytime on or before May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $1.00 per share. Anytime after May 31, 2024, Affluence may send the Company a Conversion Notice to convert the then Outstanding Sum into ordinary shares of the Company at $1.42 per share. The Company has no right of early repayment of any part of the Convertible Loan without Affluence’s written consent. Any Outstanding Sum on the Maturity Date will be automatically converted into ordinary shares of the Company at $1.42 per share.

A copy of the Convertible Loan Agreement is attached hereto as Exhibit 10.1 and incorporated by reference. The foregoing summary of the terms of the Convertible Loan Agreement is subject to, and qualified in its entirety, by such document.

Second Supplemental Agreement with Alfred Lim, Executive Director of the Company

Pursuant to the loan agreement dated February 2, 2023 between the Company and Alfred Lim, the Company’s Executive Director (the “Loan Agreement”), Mr. Lim gave the Company a loan in the amount of $128,750 (the “Loan”) at an interest rate of 8% per annum, with a maturity date of March 31, 2023. Parties entered into a Supplemental Agreement dated March 31, 2023 (the “First Supplemental Agreement”) to extend the maturity date of the Loan to December 31, 2023. On April 16, 2024, the Company and Mr. Lim entered into another Supplemental Agreement (the “Second Supplemental Agreement”) to further extend the maturity date of the Loan to June 30, 2024.

A copy of the Loan Agreement, the First Supplemental Agreement and the Second Supplemental Agreement are attached hereto as Exhibits 10.2, 10.3 and 10.4, respectively, and incorporated by reference. The foregoing summary of the terms of each of the Loan Agreement, the First Supplemental Agreement and Second Supplemental Agreement is subject to, and qualified in its entirety, by each such document.

Exhibits

10.1	Convertible Loan Agreement between the Company and Affluence Resource Pte. Ltd. dated April 16, 2024
10.2	Loan Agreement between the Company and Alfred Lim dated February 2, 2023
10.3	Supplemental Agreement between the Company and Alfred Lim dated March 31, 2023
10.4	Supplemental Agreement between the Company and Alfred Lim dated April 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 22, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer